UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2018

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

[Translation]

March 28, 2018

To whom it may concern

Company name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato, President & Group CEO
Location of head office:	1-5-5, Otemachi, Chiyoda-ku, Tokyo
Code No.:	8411 (on the First Section of the Tokyo Stock Exchange)

Notice regarding Execution of Agreement concerning the Integration of Trust Banks Specializing in Asset Administration Services (Joint Share Transfer) and regarding Change of Subsidiary

Mizuho Financial Group, Inc. (President & Group CEO: Yasuhiro Sato) hereby announces that our consolidated subsidiary, Trust & Custody Services Bank, Ltd. (President & CEO: Akira Moriwaki, “TCSB”), at its board of directors meeting held today, has resolved to execute, and has executed, with Japan Trustee Services Bank, Ltd. (Representative Director and President: Yasuo Kuwana, “JTSB”), a management integration agreement (the “Integration Agreement”) to carry out a management integration through incorporating a holding company by joint share transfer (the “Integration”); further, we announce that we expect a change of subsidiary as a result of the execution of the Integration Agreement.

The applications to and approvals from the regulatory authorities are conditions precedent to the Integration.

I.	Overview of the Integration

1.	Purpose of the Integration

Since its establishment in 2001, TCSB, in addition to trust services, engages in a wide range of businesses, such as comprehensive securities management outsourcing services to life insurers, and custody services, and holds assets under custody and administration of JPY 384 trillion (as of December 31, 2017), which consist of entrusted assets and assets managed under custody agreements, etc..

Since its establishment in 2000, JTSB, operating primarily in trust services (acting as a trustee when tasked with re-entrustment from trust banks), has expanded its assets under custody and administration, and holds entrusted assets of JPY 276 trillion (as of December 31, 2017).

The purpose of the Integration is to contribute to further growth in the domestic securities settlement market and the enhancement of the domestic investment chain through realizing more stable and higher quality operations and strengthening its system development capabilities by concentrating TCSB’s and JTSB’s managerial resources and know-how in relation to their asset administration services and seeking the benefit of scale.

The integrated company will realize the enhancement of business operations by strengthening operational systems and developing human resources specializing in asset administration services and fulfill its social mission to support securities settlement infrastructure in Japan, applying its advanced expertise to a wide range of businesses, including trust services, information integration services, custody services, and comprehensive securities management outsourcing services to life insurers, and aims to be the top trust bank specializing in asset administration services in Japan to meet a wide variety of customer needs in asset administration services.

2.	Integration Structure

In the Integration, for step one, TCSB and JTSB will incorporate “JTC Holdings, Ltd.” (“JTC Holdings”), a holding company whose shareholders are TCSB’s and JTSB’s existing shareholders, by implementing the joint share transfer (the “Share Transfer”), and TCSB and JTSB will become wholly-owned subsidiaries of JTC Holdings. For step two, around 2021, the integrated company will be launched by implementing an absorption-type merger of JTC Holdings, TCSB, and JTSB.

Allotment (share transfer ratio) in relation to the Share Transfer is as below.

	TCSB	JTSB
Share transfer ratio	1.02	1

As a result of the Share Transfer, for 1 share of TCSB’s common stock, 1.02 shares of JTC Holdings’ common stock; and for 1 share of JTSB’s common stock, 1 share of JTC Holdings’ common stock will be allotted and issued to the shareholders, respectively. The number of new shares issued by JTC Holdings as a result of the Share Transfer is 2,040,000 shares.

We will further discuss the integrated company’s corporate name, the surviving company, and other details, and will make announcements once the details have been determined. In addition, the applications to and approvals from the regulatory authorities are conditions precedent to the establishment of the structure regarding the Integration.

3.	Calculation Basis of the Allotment in Relation to the Share Transfer

When considering the number of allotted shares of JTC Holdings used as the consideration for the Share Transfer, TCSB calculated the share transfer ratio based on the respective future business plans and financial statements of TCSB and JTSB, and, as a result of the repeated serious discussions with JTSB referring to the calculation result, TCSB has found that the share transfer ratio stated in 2. above is reasonable and not detrimental to the shareholders’ interests; and has subsequently agreed with JTSB as above.

4.	Integration Timetable (scheduled)

March 28, 2018	Execution of the Integration Agreement

by May 31, 2018	Resolution of the Share Transfer plan at the respective board of directors meetings of TCSB and JTSB (scheduled)

by June 30, 2018	Resolution of the Share Transfer plan at the respective shareholders meetings of TCSB and JTSB (scheduled)

October 1, 2018	Incorporation date of JTC Holdings (effective date) (scheduled)

around 2021	Launch of the integrated company through the merger of JTC Holdings, TCSB, and JTSB (scheduled)

5.	Overview of the Companies Involved in the Share Transfer (as of December 31, 2017)

(1) Name	Shisan Kanri Service Shintaku Ginko Kabushiki Kaisha (English) Trust & Custody Services Bank, Ltd.

(2) Address	8-12, Harumi 1-chome, Chuo-ku, Tokyo

(3) Representative	President & CEO Akira Moriwaki

(4) Scope of Operations	Securities processing services, trust services and bank businesses related to asset administration services, and businesses related to Japanese master trusts

(5) Capital Stock	JPY 50 billion

(6) Establishment Date	January 22, 2001

(7) Number of Issued Shares	1,000,000 shares

(8) Fiscal Year-End	March 31

(9) Number of Employees	675

(10) Shareholding ratio

Mizuho Financial Group, Inc.

The Dai-ichi Life Insurance Company, Limited

Asahi Mutual Life Insurance Company

Meiji Yasuda Life Insurance Company

Japan Post Insurance Co., Ltd.

Fukoku Mutual Life Insurance Company

54.0% 16.0% 10.0% 9.0% 7.0% 4.0%

(11) Relationship with Our Company	Capital Relationship	Our company holds 540,000 shares in the company. The company does not hold our company’s shares.
	Human Resources Relationship	An executive officer as defined in the Companies Act, and an executive officer as defined in the internal regulations of our company, are inaugurated as part-time directors of the company.
Business Relationship

Our company administrates the business of the company. The company is commissioned to administrate the securities with our company. Mizuho Trust & Banking Co., Ltd. (“MHTB”), our affiliated company, commissions the company for re-entrustment of its assets entrusted with MHTB by MHTB’s clients. Mizuho Trust Systems Company, Limited, our affiliated company, is commissioned to operate the systems and to develop the software by the company.

	Related Party Status	The company is our consolidated subsidiary, and our related party.

(12) Assets under Custody and Administration	JPY 384 trillion Entrusted assets are JPY 141 trillion, and assets managed under custody agreements, etc., are JPY 243 trillion.

(13) Financial Status, and Business Performance for the Past Three Years		FY Ended March 2015	FY Ended March 2016	FY Ended March 2017
	Net Assets	JPY 59,419 million	JPY 60,385 million	JPY 60,771 million
	Total Assets	JPY 1,993,528 million	JPY 5,473,232 million	JPY 11,424,703 million
	Net Assets per Share	JPY 59,419.42	JPY 60,385.55	JPY 60,771.91
	Ordinary Revenue	JPY 23,785 million	JPY 24,500 million	JPY 23,462 million
	Ordinary Profit	JPY 1,792 million	JPY 1,721 million	JPY 990 million
	Net Profit	JPY 1,129 million	JPY 1,129 million	JPY 674 million
	Net Profit per Share	JPY 1,129.20	JPY 1,129.27	JPY 674.44
	Dividend per Share	JPY 230	JPY 230	JPY 135

(1) Name	Nihon Trustee Service Shintaku Ginko Kabushiki Kaisha (English) Japan Trustee Services Bank, Ltd.

(2) Address	8-11, Harumi 1-chome, Chuo-ku, Tokyo

(3) Representative	Representative Director and President Yasuo Kuwana

(4) Scope of Operations	Securities processing services, trust services and bank businesses related to asset administration services, and businesses related to Japanese master trusts

(5) Capital Stock	JPY 51 billion

(6) Establishment Date	June 20, 2000

(7) Number of Issued Shares	1,020,000 shares

(8) Fiscal Year-End	March 31

(9) Number of Employees	1072

(10) Shareholding ratio	Sumitomo Mitsui Trust Holdings, Inc. Resona Bank, Limited.			66.6% 33.3%

(11) Relationship with Our Company	Capital Relationship	Not applicable.
	Human Resources Relationship	Not applicable.
	Business Relationship	Not applicable.
	Related Party Status	Not applicable.

(12) Assets under Custody and Administration	JPY 309 trillion Entrusted assets are JPY 276 trillion, and assets managed under custody agreements, etc., are JPY 33 trillion.

(13) Financial Status, and Business Performance for the Past Three Years		FY Ended March 2015	FY Ended March 2016	FY Ended March 2017
	Net Assets	JPY 58,700 million	JPY 58,981 million	JPY 59,156 million
	Total Assets	JPY 2,468,835 million	JPY 6,901,302 million	JPY 13,201,888 million
	Net Assets per Share	JPY 57,549.99	JPY 57,825.09	JPY 57,996.58
	Ordinary Revenue	JPY 27,602 million	JPY 27,891 million	JPY 26,559 million
	Ordinary Profit	JPY 788 million	JPY 570 million	JPY 576 million
	Net Profit	JPY 460 million	JPY 348 million	JPY 390 million
	Net Profit per Share	JPY 451.25	JPY 341.87	JPY 383.24
	Dividend per Share	JPY 180	JPY 140	JPY 155

6.	Overview of the Holding Company to be Newly Established through the Share Transfer

(1) Name	JTC Holdings Kabushiki Kaisha (English) JTC Holdings, Ltd.

(2) Address	8-11, Harumi 1-chome, Chuo-ku, Tokyo

(3) Representative	To be determined

(4) Scope of Operations

The purpose of the company is to engage in the following businesses as a bank holding company:

(i) Business management of the bank holding company group to which the company belongs, and businesses incidental to the business management; and

(ii)  Other businesses in which a bank holding company may engage under the Banking Act.

(5) Capital Stock	JPY 500 million

(6) Fiscal Year-End	March 31

(7) Number of Issued Shares	2,040,000 shares

(8) Establishment Date	October 1, 2018 (scheduled)

(9) Shareholding (ratio)

Sumitomo Mitsui Trust Holdings, Inc.

Mizuho Financial Group, Inc.

Resona Bank, Limited.

The Dai-ichi Life Insurance Company, Limited

Asahi Mutual Life Insurance Company

Meiji Yasuda Life Insurance Company

Japan Post Insurance Co., Ltd.

Fukoku Mutual Life Insurance Company

33.3% 27.0% 16.7% 8.0% 5.0% 4.5% 3.5% 2.0%

II.	Change of Subsidiary

1.	Reason for the Change

TCSB and JTSB have entered into the Integration Agreement to implement the Share Transfer as set forth in “I. Overview of the Integration, 2. Integration Structure” above, and to incorporate JTC Holdings, whose shareholders are existing shareholders of TCSB and JTSB, which companies will each become a wholly-owned subsidiary of JTC Holdings. As a result, JTC Holdings will be our equity-method affiliate, and TCSB will no longer be our subsidiary.

2.	Method of Change

A holding company will be incorporated through joint share transfer.

3.	Overview of the Subsidiary Subject to Change, and the Counterparty to the Share Transfer

An overview of TCSB, the subsidiary subject to the change, and JTSB, the counterparty to the Share Transfer, is as set forth in “I. Overview of the Integration, 5. Overview of the Companies Involved in the Share Transfer (as of December 31, 2017)” above.

4.	Timetable of the Change

March 28, 2018	Execution of the Integration Agreement

by May 31, 2018	Resolution of the Share Transfer plan at the respective board of directors meetings of TCSB and JTSB (scheduled)

by June 30, 2018	Resolution of the Share Transfer plan at the respective shareholders meetings of TCSB and JTSB (scheduled)

October 1, 2018	Incorporation date of JTC Holdings (date of change) (scheduled)

III.	Future Outlook

As a result of the Integration, TCSB will no longer be our consolidated subsidiary, and JTC Holdings, the holding company, will be our equity-method affiliate. The impact of the Integration on our performance is currently being examined carefully, and will be disclosed as necessary once the examination is completed.

End

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